FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of

December, 2020

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date 4 January 2021

EXHIBIT INDEX

EXHIBIT NUMBER    EXHIBIT DESCRIPTION
99                                  Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	09 December 2020	entitled	Director/PDMR Shareholding
Exhibit	99.2	Stock Exchange announcement dated	09 December 2020	entitled	Holding(s) in Company
Exhibit	99.3	Stock Exchange announcement dated	14 December 2020	entitled	Climate Transition Action Plan
Exhibit	99.4	Stock Exchange announcement dated	18 December 2020	entitled	Director Declaration

Exhibit 99.1:

RNS Number : 1212I
Unilever PLC
09 December 2020
Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£42.83	3
e)	Aggregated information - Volume - Total	3 £128.49
f)	Date of the transaction	2020-12-08
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.2:

RNS Number : 1275I
Unilever PLC
09 December 2020

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		UNILEVER PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify): Issue of new Unilever PLC shares by the company				X
3. Details of person subject to the notification obligation
Name		The Leverhulme Trust
City and country of registered office (if applicable)		London, UK
4. Full name of shareholder(s) (if different from 3.)
Name		Nortrust Nominees Limited
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:		29 November 2020
6. Date on which issuer notified (DD/MM/YYYY):		9 December 2020
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	1.786%		1.786%	2,627,860,535
Position of previous notification (if applicable)	Above 4%		Above 4%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)		Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of 3 1/9 pence ISIN GBOOB1ORZP78			46,931,182		1.786

SUBTOTAL 8. A	46,931,182			1.786

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate		Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

			SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period xi	Physical or cash settlement	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer
X
Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information

Place of completion	London, UK
Date of completion	9 December 2020

Exhibit 99.3:

RNS Number : 4634I
Unilever PLC
14 December 2020

Unilever to seek shareholder approval for climate transition action plan

14 December, 2020, London

- The Unilever Board today announced the intention to put its climate transition action plan before shareholders and seek a non-binding advisory vote on the company's ambitious emissions reduction targets and the plans to achieve them.

The plan will set out the company's climate strategy to reduce emissions within its operations, through its value chain, as well as describe how the company is managing risks and meeting consumer needs connected with climate change and societal responses to it.

It is the first time a major global company has voluntarily committed to put its climate transition plans before a shareholder vote.

Unilever believes that the economy-wide shift to net zero emissions will require a greater and deeper level of engagement between companies and their investors about their climate transition plans. In setting out our plan, we hope this increased level of transparency and accountability will strengthen the dialogue with our shareholders and encourage other companies to follow suit.

Unilever's science-based targets include:
●
Zero emissions from its own operations by 2030 (1)
●
A 50% reduction in the average footprint of its products by 2030 (2)

In addition, in June this year, Unilever announced a new net zero target:
●
Net zero emissions from sourcing to point of sale, by 2039.

Achieving these targets will require a range of measures including decarbonising the raw materials it sources, completing the transition of its operations to 100% renewable energy, advocating for the accelerated decarbonisation of the global energy grid, eliminating deforestation from its supply chain, and innovation and product reformulation through compaction and concentration.

In addition, to achieve its net zero by 2039 target, Unilever will require high quality carbon removal credits to balance any residual emissions from sourcing to point of sale.

Alan Jope, Unilever CEO said, "Climate change is the most pressing issue of our time and we are determined to play a leadership role in accelerating the transition to a zero carbon economy.

"We have a wide ranging and ambitious set of climate commitments - but we know they are only as good as our delivery against them. That's why we will be sharing more detail with our shareholders who are increasingly wanting to understand more about our strategy and plans.

"We welcome this increased transparency and in the plan we present, we will be clear both about the areas in our direct control where we have a high degree of certainty of our route to net zero, as well as more challenging areas across our value chain where systemic solutions will be required to achieve our targets."

Unilever will share its climate transition action plan in Q1 2021, ahead of its AGM on May 5. The plan will be updated on a rolling basis and Unilever will seek an advisory vote every three years on any material changes made or proposed to the plan. The first year the company will report on its annual progress against the plan will be 2022.

(1) Unilever commits to reduce scope 1 and 2 GHG emissions 100% by 2030 from a 2015 base year.
(2) Unilever has committed to reduce GHG emissions from the life-cycle of their products 50% per consumer use by 2030 from a 2010 base-year

ENDS

Enquiries
Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY United Kingdom

Media Relations

UK

+44777999 9683
JSibun@tulchangroup.com

+447393789124
Stephanie.Macmillan@Unilever.com

NL

+31 615 008293
fleur-van.bruggen@unilever.com

Investor Relations

+44 20 7822 6830
investor.relations@unilever.com

About Unilever

Unilever is one of the world's leading suppliers of Beauty & Personal Care, Home Care, and Foods & Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 150,000 employees and generated sales of €52 billion in 2019. Over half of the company's footprint is in developing and emerging markets. Unilever has around 400 brands found in homes all over the world, including Dove, Knorr, Dirt Is Good, Rexona, Hellmann's, Lipton, Wall's, Lux, Magnum, Axe, Sunsilk and Surf.

Unilever's Sustainable Living Plan (USLP) underpins the company's strategy and commits to:
● Helping more than a billion people take action to improve their health and well-being by 2020.
● Halving the environmental impact of our products by 2030.
● Enhancing the livelihoods of millions of people by 2020.

The USLP creates value by driving growth and trust, eliminating costs and reducing risks. The company's sustainable living brands delivered 78% of total growth and 75% of turnover in 2019.
Since 2010 we have been taking action through the Unilever Sustainable Living Plan to help more than a billion people improve their health and well-being, halve our environmental footprint and enhance the livelihoods of millions of people as we grow our business. We have made significant progress and continue to expand our ambition - in 2019 committing to ensure 100% of our plastic packaging is fully reusable, recyclable or compostable by 2025. While there is still more to do, we are proud to have been recognised in 2019 as sector leader in the

Dow Jones Sustainability Index and in 2020 - for the tenth-consecutive year - as the top ranked company in the GlobeScan/SustainAbility Sustainability Leaders survey.

For more information about Unilever and its brands, please visit

www.unilever.com
For more information on the USLP:

www.unilever.com/sustainable-living/

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever's business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

Exhibit 99.4:

RNS Number : 2266J
Unilever PLC
18 December 2020
Unilever PLC

Director Declaration

Pursuant to UK Listing Rule 9.6.14(2), Unilever PLC announces that Strive Masiyiwa, Independent Non-Executive Director, joined Netflix, Inc. as a director on 16 December 2020.